UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

BRITISH COLUMBIA

ALBERTA

QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. ( “KHD”)

8th Floor, Dina House

Ruttonjee Centre

11 Duddell Street

Central, Hong Kong

China

Item 2.	Date of Material Change

April 24, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release dated April 24, 2006 disseminated through PR Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD entered into an Arrangement Agreement (the “Arrangement”) with Sasamat Capital Corporation (“Sasamat”) providing for the acquisition by KHD of all of the outstanding common shares of Sasamat (the “Sasamat Shares”). If the acquisition is completed, Sasamat will become a wholly-owned subsidiary of KHD. KHD currently owns approximately 51% of the Sasamat Shares. In the proposed Arrangement, shareholders of Sasamat will exchange their Sasamat Shares for shares of KHD (the “KHD Shares”) on the basis of 0.12 KHD Shares for each Sasamat Share held, subject to adjustment based upon any change greater than 2% in the value of the KHD Shares that may have occurred as of the last trading day prior to the effective date of the Arrangement. The effective date of the Arrangement is, if all necessary approvals are obtained, anticipated to be May 25, 2006 (the “Effective Date”). The share exchange ratio reflects a purchase price of CDN$3.57 per Sasamat Share and US$26.35 per KHD Share.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

KHD entered into an Arrangement Agreement with Sasamat providing for the acquisition by KHD of all of the outstanding Sasamat Shares. If the acquisition is completed, Sasamat will become a wholly-owned subsidiary of KHD. KHD currently owns approximately 51% of the Sasamat Shares.

The Arrangement is structured such that Sasamat will amalgamate with a new wholly-owned subsidiary of KHD (“Newco”), and non-dissenting shareholders will exchange their Sasamat Shares for KHD Shares on the basis of 0.12 KHD Share for each Sasamat Share held, provided however that no fractional KHD Shares will be issued and provided further that this exchange ratio is subject to adjustment in certain circumstances, to a maximum adjustment of 20% (see below). Prior to the meeting of the shareholders of Sasamat, a wholly-owned subsidiary of KHD, 32565 Yukon Inc., will voluntarily dissolve and KHD will, as a result, acquire all the assets of 32565 Yukon Inc., including the Sasamat Shares held by 32565 Yukon Inc. Prior to the meeting of the shareholders of Sasamat and after the dissolution of 32565 Yukon Inc., KHD will transfer all of the Sasamat Shares held by it to Newco in exchange for Newco common shares.

The share exchange ratio of 0.12 will be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting KHD Shares between the date of the Arrangement Agreement (April 24, 2006) and the Effective Date (anticipated to be May 25, 2006). The share exchange ratio will further be subject to equitable adjustment if the market value of the KHD Shares has changed more than 2% from the closing price of the KHD Shares on April 20, 2006 to the closing price of the KHD Shares on the day prior to the Effective Date. This equitable adjustment may increase or decrease the share exchange ratio, depending upon the event for which the equitable adjustment is made. The equitable adjustment will be made on the Effective Date upon the agreement of KHD and Sasamat, acting reasonably. However, any adjustment in the share exchange ratio is subject to a maximum adjustment of 20% of the share exchange ratio of 0.12, after which point no further adjustment will be made.

No fractional KHD Shares will be issued and no shareholder of Sasamat will receive any compensation in lieu of any fractional shares. Any fractional number of KHD Shares will be rounded down to the nearest whole number.

The terms of the Arrangement imply a purchase price of CDN$3.57 per Sasamat Share (based on the closing price of KHD Shares on the NASDAQ on April 20, 2006).

For more details on the Arrangement, see the Management Information Circular filed by Sasamat on SEDAR and the attached News Release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Smith

Chairman of the Board, Chief Financial Officer and Secretary

604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report

April 27, 2006.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

“Michael J. Smith”

Michael J. Smith

Chairman of the Board, Chief Financial Officer

and Secretary

                                                                                             News Release

 HUMBOLDT WEDAG

I N T E R N A T I O N A L	L T D.
______________________________________________________________________________

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. ANNOUNCES

AGREEMENT TO ACQUIRE THE REMAINING SHARES

OF SASAMAT CAPITAL CORPORATION

HONG KONG (April 24, 2006) ... KHD Humboldt Wedag International Ltd (“KHD”) (Nasdaq: KHDH) announces that it has entered into an arrangement agreement (the “Arrangement”) with Sasamat Capital Corporation (“Sasamat”) (PinkSheets: SSALF), a 51% subsidiary of KHD which in turn owns 35% of KHD’s German operations, providing for the acquisition by KHD of all of the outstanding common shares of Sasamat (the “Sasamat Shares”).

The Arrangement is structured such that Sasamat will amalgamate with a wholly owned subsidiary of KHD under the Canada Business Corporations Act (“CBCA”). Shareholders of Sasamat will exchange their Sasamat Shares for shares of KHD (the “KHD Shares”) on the basis of 0.12 KHD Shares for each Sasamat Share held, subject to adjustment based upon any change greater than 2% in the value of the KHD Shares that may have occurred as of the last trading day prior to the effective date of the Arrangement. The effective date of the Arrangement is scheduled for May 25, 2006 (the “Effective Date”). The share exchange ratio reflects a purchase price of CDN$3.57 per Sasamat Share and US$26.35 per KHD Share (being the closing price on Nasdaq on April 20, 2006).

The Arrangement requires court approval under the CBCA and approval by the shareholders of Sasamat. The Arrangement is also subject to various conditions customary for transactions of this type.

- more -

_____________________________________________________________________

Contact Information:	Allen & Caron Inc	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. ANNOUNCES AGREEMENT TO ACQUIRE SASAMAT CAPITAL CORPORATION

Page -2-

Sasamat and KHD have applied to the Supreme Court of British Columbia on April 21, 2006 and obtained an interim order providing, among other things, for the calling and holding of the special meeting of shareholders of Sasamat. The Arrangement is to be approved by two-thirds of the votes cast by Sasamat shareholders and a majority of the votes cast by the minority shareholders. Sasamat expects to hold its special general meeting on May 23, 2006.

Further information concerning the Arrangement can be obtained in the Sasamat circular to be filed on SEDAR.

About KHD Humboldt Wedag International Ltd

KHD Humboldt Wedag International Ltd. (the “Company”) owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and mineral industries. This spring Humboldt Wedag will celebrate its 150th anniversary. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, Chairman

Date: April 28, 2006